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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(D)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED MARCH 31, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                           Commission File No. 1-12833


                                    TXU CORP.

               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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


                                TABLE OF CONTENTS

FINANCIAL INFORMATION                                                       PAGE

The following financial statements are furnished for the Plan:

  Statements of Net Assets Available for Benefits at March 31, 2002
      and 2001..............................................................   3

  Statements of Changes in Net Assets Available for Benefits for the
      Years Ended March 31, 2002 and 2001...................................   4

  Notes to Financial Statements.............................................   5

  Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes or the information is not applicable to this Plan.

INDEPENDENT AUDITORS' REPORT................................................   7

SIGNATURE...................................................................   8

EXHIBIT

     The following exhibit is filed herewith:

     Exhibit 23 - Independent Auditors' Consent.............................   9

          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                             MARCH 31,
                                                                             ---------
                                                                         2002         2001
                                                                         ----         ----

Investment in Securities of Participating Employers -
    Common stock of TXU Corp., at fair value as determined by
    Quoted market prices (Historical cost: 2002 - $513,346;
    2001 - $365,619) (Note 3)....................................      $729,887      $410,987

Dividends receivable..............................................        8,035         5,968

Cash and cash equivalents.........................................          558           394
                                                                       --------      --------
      Net  Assets Available for Benefits..........................     $738,480      $417,349
                                                                       ========      ========


See Notes to Financial Statements.

          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                       FOR THE YEARS ENDED
                                                                             MARCH 31,
                                                                       ------------------------
                                                                         2002         2001
                                                                         ----         ----

ADDITIONS:
   Net investment Income:
         Dividends on common stock of TXU Corp....................      $31,744       $23,346
         Interest.................................................          145           151
                                                                       --------      --------
               Net investment income..............................       31,889        23,497

   Appreciation of investments (Note 3)...........................      172,550       108,636


   Contributions and deposits (Note 4):
          Participating directors' compensation deferrals.........      132,000       116,000
                                                                       --------      --------

                     Total additions..............................      336,439       248,133

DEDUCTIONS:

         Distributions to withdrawing participants................       15,308            --
                                                                       --------      --------

         Net additions............................................      321,131       248,133

Net Assets Available for Benefits, Beginning of Year..............      417,349       169,216
                                                                       --------      --------

Net Assets Available for Benefits, End of Year....................     $738,480      $417,349
                                                                       ========      ========


See Notes to Financial Statements.

          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

1. Plan Description -- The TXU Deferred Compensation Plan for Directors of Subsidiaries (Plan) is sponsored by TXU Corp. (Sponsor or Company). Members of the boards of directors and/or advisory boards of directors of participating subsidiaries of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan invests only in the common stock of the Company. Participants hold performance units in their account, which is a measure of participation under the Plan having a value equal to the value of a share of TXU common stock. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual retainer, exclusive of any attendance fee or other compensation. The amount of the annual deferral is funded by the Company at the beginning of the Plan year. The maturity period before distribution, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, amounts in the participant's account shall mature upon such termination. In the event a participant's termination results for reasons other than death or disability, amounts in the participant's account shall mature at the end of the applicable maturity period. If the participant's service terminates prior to the end of a Plan year, the deferred amount and the dividend equivalent credits earned will be recomputed as of the termination date. The deferred amount and dividend equivalent credits that are unearned will be forfeited and revert back to the Company.

     Effective August 17, 2001, the Plan was amended and restated to establish certain exceptions in the event of a change in control of the Company. In the event of a change in control, forfeiture provisions are eliminated; amounts maturing within 12 months are to be paid within 30 days of the change in control; and amounts maturing more than 12 months from the change in control may, at the election of the Outside Director, be paid on the first anniversary of the change in control or when they would otherwise mature.

     The number of participants at March 31, 2002 was 22 and at March 31, 2001 was 21.

2.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Basis of Accounting -- The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Expenses -- All costs and expenses of the Plan and its administration except expenses incurred in the acquisition or disposition of investments are paid by the Company.

     New Accounting Pronouncements -- On April 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of derivatives in the balance sheet and the measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in earnings, unless (i) the normal purchase or sale exception or (ii) hedge accounting is elected. The Plan had no derivative financial instruments at March 31, 2002, and does not currently engage in hedging activities. Adoption of SFAS No. 133 did not effect the Plan's statements of net assets or changes in net assets.

          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

3. Plan Investments -- The cost, market value and appreciation of investments at March 31 and for the years then ended are as follows:

                                            Number of    Historical    Market
         Common stock of TXU Corp             Shares        Cost        Value   Appreciation
         ------------------------           ---------    ----------    ------   ------------

             2002                            13,390(a)    $513,346    $729,887    $172,550
             2001                             9,946(b)    $365,619    $410,987    $108,636

     -------------------

     (a)Represents 0.0050% of the outstanding shares of common stock of TXU (266,124,117 at March 31, 2002).

     (b)Represents 0.0039% of the outstanding shares of common stock of TXU (258,138,897 at March 31, 2001).

     The investment in the Company's common stock is stated at market value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.

4. Plan Contributions -- Contributions by participating Outside Directors for the years ended March 31, 2002 and March 31, 2001 were $132,000 and $116,000, respectively.

5. Distributions Payable -- At March 31, 2002, one participant's account matured. In accordance with Plan requirements, a distribution totaling $12,492 was paid to the participant on April 22, 2002.

6. Federal Income Taxes -- The Plan does not, and is not intended to, meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

     Based on the Code and the regulations thereunder as currently in effect:

     (a) A participant's elective deferrals under the Plan, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7. Amendment or Termination -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount and dividend equivalent credits will be recomputed as of the date of termination.

INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
   TXU Deferred Compensation Plan
   for Directors of Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the TXU Deferred Compensation Plan for Directors of Subsidiaries (The "Plan") as of March 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2002 and 2001, and the related changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Dallas, Texas
June 26, 2002

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                    TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES




                                         By   /s/  Peter B.Tinkham
                                            -------------------------
                                             Plan Administrator
                                        Organization and Compensation
                                                  Committee

June 28, 2002

                                 EXHIBIT INDEX
                                 -------------

Exhibit         Item
-------         ----

23              Independent Auditors' Consent